601 Lexington Avenue New York, New York 10022
Brian Hecht To Call Writer Directly: (212) 446-4807	(212) 446-4800	Facsimile: (212) 446-4900
Brian.hecht@kirkland.com	www.kirkland.com

June 22, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             Mood Media Corporation
Form T-3 For Applications For Qualification of Indentures Under the Trust Indenture Act of 1939
Filed May 25, 2017
File No. 022-29046

Dear Sir or Madam:

On behalf of our client Mood Media Corporation, a corporation continued under the federal laws of Canada (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, the Company and the co-registrants named therein will submit for filing with the Securities and Exchange Commission (the “Commission”), on or about June 22, 2017, Amendment No. 1 (“Amendment No. 1”) to the above-captioned Form T-3 of the Company, originally filed on May 25, 2017.

Amendment No. 1 will reflect certain revisions to the Form T-3 in response to comments conveyed telephonically by the staff of the Commission (the “Staff”) on June 20, 2017. In addition, Amendment No. 1 updates certain of the disclosures contained in the Form T-3.  The numbered paragraphs below summarize the Staff’s telephonic comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Form T-3

1.                                      Staff’s comment: The Staff requested additional information from the Company regarding the decision to include within the Form T-3 information regarding two separate indentures to be qualified.

Response: The Company acknowledges the Staff’s comment and has revised the Form T-3 to only include information for one indenture to be qualified.  In addition, on the date hereof the Company is filing with the Commission a separate Form T-3 to provide for the qualification of the second indenture.

Securities Act exemption applicable

2.                                      Staff’s comment:  The Staff requested that the Company confirm that the relevant court orders related to the Section 3(a)(10) exemption address both the New Company Notes and the Substituted New Company Notes.

Response: The Company has confirmed that the Final Court Order from the Ontario Superior Court of Justice (Commercial List) provides that the order will serve as the basis of reliance on the exemption provided by Section 3(a)(10) with respect to both the New Company Notes and the Substituted New Company Notes.  The Company has further revised Amendment No. 1 to include this disclosure.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4807 or Richard Aftanas, P.C. at (212) 446-4722.

Sincerely,

/s/ Brian Hecht

Brian Hecht

cc:                                Michael Zendan II
Mood Media Corporation